Filed Pursuant to Rule 433
Registration No. 333-180289
Dated September 22, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012 and
Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.

Leveraged Participation Securities
Linked to a Basket of Exchange Rates

▸ Leveraged Participation Securities Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

▸ The Basket includes the Deliverable Chinese Renminbi, the Indian Rupee, the Korean Won and the Taiwanese Dollar

▸ Maturity of approximately one year

▸ At least 1.7x upside exposure to any positive return of the Basket

▸ Lose 5% of principal if the return of the Basket is negative

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Leveraged Participation Securities (each a "security," and collectively, the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document and page S-3 of the accompanying prospectus supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $970 and $990 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Leveraged Participation Securities Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

Indicative Terms*

Principal Amount	$1,000 per security
Basket	An equally weighted basket consisting of the Deliverable Chinese Renminbi, the Indian Rupee, the Korean Won and the Taiwanese Dollar, which measures the performance of each of these currencies relative to the U.S. Dollar.
Term	Approximately one year
Upside Participation Rate	At least 170% (1.7x) exposure to any positive Basket Return (to be determined on the Pricing Date).
Basket Return	$$\frac{\text{Final Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}}$$
Payment at Maturity per Security	**If the Basket Return is greater than or equal to zero,** you will receive: $1,000 + [$1,000 × (Basket Return × Upside Participation Rate)]. **If the Basket Return is less than zero,** you will receive $950. **This means that if the Basket Return is negative, you will lose 5% of your investment.**
Initial Basket Value	Set to 100 on the Pricing Date.
Final Basket Value	100 × [1 + (the sum of the Currency Performance multiplied by 25% for each Basket Currency)]
Currency Performance	$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Initial Spot Rate	For each Basket Currency, its Spot Rate on the Pricing Date.
Final Spot Rate	For each Basket Currency, its Spot Rate on the Final Valuation Date.
Spot Rates	See page FWP-16
Pricing Date	September 25, 2014
Trade Date	September 25, 2014
Original Issue Date	October 2, 2014
Final Valuation Date	September 25, 2015
Maturity Date	October 2, 2015
CUSIP	40433BNQ7

* As more fully described beginning on page FWP-4.

The Securities

The securities are designed for investors who believe that the Basket Currencies will appreciate in value against the U.S. dollar over their term. If the Basket appreciates over the term of the securities, you will realize at least a 170% (1.7x) (to be determined on the Pricing Date) of that appreciation. If the Basket depreciates as compared to the Initial Basket Value, you will lose 5% of your investment and receive $950 per security.

The offering period for the securities is through **September 25, 2014**



Payoff Example

The table at the right shows the hypothetical payout profile of an investment in the securities assuming a 170% (1.7x) Upside Participation Rate (the actual Upside Participation Rate will be determined on the Pricing Date and will not be less than 170%).

Reference Return	Participation in Basket Return	Return on Securities
20.00% 5.00%	1.7x upside exposure	34.00% 8.50%
-1.00% -10.00%	5% loss	-5.00% -5.00%

Hypothetical Historical Performance of the Basket

While historical information of the Basket will not exist before the Pricing Date, the following graph shows the hypothetical historical values of the Basket from August 23, 2010, the date when the exchange rate for the USDCNH became available, through September 12, 2014, based upon historical exchange rates of the Basket Currencies relative to the U.S. Dollar. For purposes of this graph, the value of the Basket was set to 100 as of August 22, 2010 and the value of the Basket is calculated as described in the section "Indicative Terms" above. We obtained this historical data on the exchange rates for the Basket Currencies from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The performance of the Basket displayed in the graph below is for illustrative purposes only and should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the Basket will result in any positive return of your investment. The exchange rates used in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of any Basket Currency performance using the Spot Rates of that Basket Currency that would be derived from the applicable page set forth below that will be used to calculate the Basket Return.



Source: Bloomberg Professional® service

HSBC USA Inc.
Leveraged Participation Securities



Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

This free writing prospectus relates to an offering of Leveraged Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest payments during the term of the securities and, if the Basket Return is negative, lose 5% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of an equally weighted basket of four currencies relative to the U.S. Dollar. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Basket, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Basket:	An equally weighted basket consisting of four currencies (each a "Basket Currency," and together, the "Basket Currencies"), which measures the performance of these currencies relative to the U.S. Dollar.

Basket Currencies	Fixing Source	Initial Spot Rates	Currency Weightings
Deliverable Chinese Renminbi (Yuan) ("USDCNH")	CNH BFIX at Bloomberg Page "BFIX"		25%
Indian Rupee ("USDINR")	INR RBIB at Reuters Page "RBIB"		25%
Korean Won ("USDKRW")	KRW KFC30 at Reuters Page "KFC30"		25%
Taiwanese Dollar ("USDTWD")	TWD TAIFX1 at Reuters Page "TAIFX1"		25%

Trade Date:	September 25, 2014
Pricing Date:	September 25, 2014
Original Issue Date:	October 2, 2014
Final Valuation Date:	September 25, 2015, subject to adjustment as described below.
Maturity Date:	October 2, 2015, subject to further adjustment as described below under "Unavailability of a Spot Rate; Market Disruption Events."
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Basket Return is greater than or equal to zero,** you will receive:
	$1,000 + [$1,000 × (Basket Return × Upside Participation Rate)].
	If the Basket Return is less than zero, you will receive $950.
	This means that if the Basket Return is negative, you will lose 5% of your investment.
Upside Participation Rate:	At least 170% (to be determined on the Pricing Date).
Basket Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}}$$

Initial Basket Value:	Set to 100 on the Pricing Date.
Final Basket Value:	100 × [1 + (the sum of the Currency Performance multiplied by the Currency Weighting for each Basket Currency)]
Currency Performance:	With respect to each Basket Currency, the performance of that Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:

$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$

Initial Spot Rate:	For each Basket Currency, its Spot Rate on the Pricing Date, as determined by the Calculation Agent in its sole discretion.
Final Spot Rate:	For each Basket Currency, its Spot Rate on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.
Spot Rate:	For each Basket Currency, the spot exchange rate for that currency against the U.S. Dollar, as determined by the Calculation Agent in its sole discretion as described under "Spot Rates." The Spot Rate for each Basket Currency is expressed as the number of units of the respective currency that may be exchanged for one U.S. Dollar. The Spot Rates

are subject to the provisions set forth under "Unavailability of a Spot Rate; Market Disruption Events" in this free writing prospectus.

Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN	40433BNQ7/US40433BNQ76

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Basket. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Basket Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Basket Return × Upside Participation Rate)].

If the Basket Return is less than zero, you will receive a cash payment of $950 per $1,000 Principal Amount of securities on the Maturity Date.

Under these circumstances, you will lose 5% of the Principal Amount of your securities if the Basket Return is less than zero. For example, if the Basket Return is -3%, you will suffer a 5% loss and receive 95% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Basket Return is less than zero, you will lose 5% of your investment.**

Interest

The securities will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Basket and you believe the value of the Basket will increase over the term of the securities.

▶ You are willing to lose 5% of your principal when the Basket Return is less than 0%.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Basket Return will be negative or that the Basket Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to lose 5% of your principal when the Basket Return is less than 0%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Basket or any Basket Currencies. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

The securities do not guarantee full return of principal. If the Basket Return is less than 0%, your Payment at Maturity will be $950 per security. **You will lose 5% of your investment at maturity even if the value of the Basket decreases by less than 5%**.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Changes in the values of the Basket Currencies may offset each other.

Movements in the value of each of the Basket Currencies may not correlate with each other. At a time when one or more of the Basket Currencies strengthen against the U.S. Dollar (that is, the Spot Rates of those Basket Currencies may decrease), the other Basket Currencies may not strengthen as much or may even weaken (that is, the Spot Rates of those Basket Currencies may increase). Therefore, in calculating the Basket Return, appreciation in value of one or more of the Basket Currencies against the U.S. Dollar may be moderated, or more than offset, by lesser appreciation or depreciation in the other Basket Currencies**.**

Currency markets may be volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Basket on the Final Valuation Date, and therefore, the value of your securities.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the securities.

If the liquidity of any Basket Currency is limited, the value of the securities would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of a Basket Currency on the Final Valuation Date would likely have an adverse effect on its Spot Rate, and therefore, on the value of the Basket and the return of your securities. Limited liquidity relating to a Basket Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Currency Performance for that Basket Currency using its normal means. The resulting discretion by the Calculation Agent in determining the Currency Performance of that Basket Currency and the Basket Return could, in turn, result in potential conflicts of interest.

We have no control over the exchange rate between any Basket Currency and the U.S. Dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These

governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between each of the Basket Currencies and the U.S. Dollar.

The securities are exposed to certain emerging markets currencies.

An investment in the securities is subject to risk of significant adverse fluctuations in the performance of emerging market currencies. As emerging market currencies, the Basket Currencies are subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the securities.

The securities are subject to emerging markets' political and economic risks.

Each of the Basket Currencies is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of a Basket Currency, and, consequently, the return on the securities.

The securities are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The relative values of the U.S. Dollar and the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in China, India, South Korea, Taiwan and the United States between each country and its major trading partners; and

- the extent of governmental surplus or deficit in these countries.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by these countries, and those of other countries important to international trade and finance.

Risks associated with the USDCNH.

The USDCNH has historically been somewhat similar to the U.S. dollar exchange rate for Chinese Renminbi deliverable onshore in the People's Republic of China (the "USDCNY"), and will to a certain extent tend to track the level of the USDCNY. The USDCNY is managed by the Chinese government, and may be influenced by political or economic developments in the People's Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People's Bank of China (the "People's Bank") allowed the USDCNY to float within a very narrow band around the central exchange rate published daily by the People's Bank. In July 2005, the People's Bank revalued the Renminbi by 2% and announced that in the future it would set the value of the Renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People's Bank announced that the reference basket of currencies used to set the value of the Renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the USDCNY within the narrow band established by the People's Bank result from the supply of, and the demand for, the USDCNY and fluctuations in the reference basket of currencies.

To the extent that management of the Renminbi by the People's Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government's management of the USDCNY could result in significant movement in the value of the USDCNH. The People's Republic of China may regulate the USDCNH, or the delivery of Renminbi in Hong Kong, in a manner that is adverse to your interest in the securities. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People's Republic of China and the United States, including capital control measures and economic and political developments in other countries.

The securities are linked to the USDCNH exchange rate, and not the USDCNY exchange rate.

CNH represents the Deliverable Chinese Renminbi, as traded and delivered in the Hong Kong market. The USDCNH exchange rate has at times differed, and may continue to differ, from the USDCNY exchange rate. Accordingly, the return on the securities may be less than the potential returns on a security with similar terms linked to the USDCNY exchange rate. In addition, historical information about the USDCNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USDCNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USDCNH exchange rate does not continue to serve as a benchmark for the performance of the Deliverable Chinese Renminbi, your return on the securities may be adversely affected.

The amount payable on the securities is not linked to the value of the Basket at any time other than on the Final Valuation Date.

The Final Basket Value will be based on the Spot Rates of the Basket Currencies on the Final Valuation Date, subject to postponement for unavailability of a Spot Rate and certain market disruption events. Even if the value of the Basket appreciates (that is, the Basket Currencies strengthen against the U.S. Dollar) prior to the Final Valuation Date but then decreases (that is, the Basket Currencies weaken against the U.S. Dollar) on the Final Valuation Date to a value that is less than the Initial Basket Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Basket prior to such decrease. Although the actual value of the Basket on the stated Maturity Date or at other times during the term of the securities may be higher than the Final Basket Value, the Payment at Maturity will be based solely on the Spot Rates of the Basket Currencies on the Final Valuation Date.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between a Basket Currency and the U.S. Dollar, and therefore, the market value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary

market, if any, at any time after issuance will vary based on many factors, including the value of the Basket and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately seven months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation Agent and hedging its obligations under the securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the securities. Although the Calculation Agent will make all determinations and take all actions in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the securities in taking any corporate actions or other actions, including the determination of the Spot Rate of a Basket Currency, that might affect the value of the Basket and your securities.

Historical performance of a Basket Currency should not be taken as an indication of its future performance during the term of the securities.

It is impossible to predict whether the Spot Rate for any Basket Currency will rise or fall. The Spot Rates of the Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Basket Currencies or determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rates of the Basket Currencies and the Basket Return in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for an exchange rate of a Basket Currency is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for that Basket Currency for such date, and such determination may adversely affect the return on your securities.

Many economic and market factors will impact the value of the securities.

In addition to the Spot Rates of the Basket Currencies on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the actual and expected exchange rates and volatility of the exchange rates between each Basket Currency and the U.S. Dollar;

- the time to maturity of the securities;

- interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. Dollar;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket relative to its Initial Basket Value. We cannot predict the Final Basket Value. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Basket or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Basket Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Upside Participation Rate: 170% (the actual Upside Participate Rate will be at least 170% and will be determined on the Pricing Date.

Hypothetical Basket Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
100.00%	$2,700.00	170.00%
80.00%	$2,360.00	136.00%
60.00%	$2,020.00	102.00%
50.00%	$1,850.00	85.00%
40.00%	$1,680.00	68.00%
30.00%	$1,510.00	51.00%
20.00%	$1,340.00	34.00%
10.00%	$1,170.00	17.00%
5.00%	$1,085.00	8.50%
0.00%	**$1,000.00**	**0.00%**
-2.00%	$950.00	-5.00%
-4.00%	$950.00	-5.00%
-5.00%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-60.00%	$950.00	-5.00%
-80.00%	$950.00	-5.00%
-100.00%	$950.00	-5.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Basket Return is 10.00%.

Basket Return:	10.00%
Final Settlement Value:	**$1,170.00**

Because the Basket Return is positive, the Final Settlement Value would be $1,170.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} \times \text{Upside Participation Rate})]$$

$$= \$1,000 + [\$1,000 \times (10.00\% \times 170\%)]$$

$$= \$1,170.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Basket Return multiplied by 170% when the Basket Return is positive.

Example 2: The Basket Return is -2.00%.

Basket Return:	-2.00%
Final Settlement Value:	**$950.00**

Because the Basket Return is less than zero, the Final Settlement Value would be $950.00 per $1,000 Principal Amount of securities.

Example 2 shows that when the Basket Return is less than zero but greater than -5%, your return on the securities will be less than the Basket Return**.**

Example 3: The Basket Return is -30.00%.

Basket Return:	-30.00%
Final Settlement Value:	**$950.00**

Because the Basket Return is less than -5%, the Final Settlement Value would be $950.00 per $1,000 Principal Amount of securities.

Example 3 shows that you will receive $950 per security even though the Basket Return is below -5%.

SPOT RATES

The Spot Rate for the Deliverable Chinese Renminbi ("USDCNH") on each date of calculation will be the U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Bloomberg, expressed as the number of Deliverable Chinese Renminbi that can be exchanged for one U.S. Dollar, as reported on Bloomberg page "BFIX", or any successor page, at 3:00 p.m., Tokyo time, rounded to four decimal places.

The Spot Rate for the Indian Rupee ("USDINR") on each date of calculation will be the U.S. Dollar/Indian Rupee exchange rate, expressed as the amount of Indian Rupees that can be exchanged for one U.S. Dollar, for settlement in two business days, as published by the Reserve Bank of India and reported by Reuters on Page "RBIB" or any successor page, at approximately 12:30 p.m., Mumbai time, rounded to four decimal places.

The Spot Rate for the Korean Won ("USDKRW") on each date of calculation will be the U.S. Dollar/Korean Won exchange rate in the global spot foreign exchange market, expressed as the amount of Korean Won that can be exchanged for one U.S. Dollar, as published by Korea Financial Telecommunications & Clearings Corporation and reported by Reuters on Page "KFTC30" (in the MID column) or any successor page, at or after 3:30 p.m., Seoul time, rounded to four decimal places.

The Spot Rate for the Taiwanese Dollar ("USDTWD") on each date of calculation will be the U.S. Dollar/Taiwanese Dollar exchange rate, expressed as the amount of Taiwanese Dollar that can be exchanged for one U.S. Dollar, as published by the Taipei Forex Inc., and reported by Reuters on Page "TAIFX1" Page or any successor page, at approximately 11:00 a.m., Taipei time, rounded to three decimal places.

If the Spot Rate for any Basket Currency is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner, or the Final Valuation Date may be postponed by the Calculation Agent, as described below in "Unavailability of a Spot Rate; Market Disruption Events."

HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES

The following graphs set forth the historical performance of each Basket Currency based on exchange rates of that Basket Currency relative to the U.S. Dollar from January 1, 2008 or August 23, 2010, as applicable, through September 12, 2014. On September 12, 2014, the exchange rates for USDCNH, USDINR, USDKRW and USDTWD were 6.1414, 60.6600, 1035.3500 and 30.018 respectively. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return.

The last graph below shows the *hypothetical* daily performance of the Basket from August 23, 2010, the date when the exchange rate for the USDCNH became available, through September 12, 2014, assuming that the Basket value on August 22, 2010 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date, and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate of any Basket Currency on the Final Valuation Date. We cannot give you assurance that the performance of the Basket will result in any positive return of your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the performance of any Basket Currency using its Spot Rate that will be derived from the applicable page set forth above.

Historical Performance of the Deliverable Chinese Renminbi



Source: Bloomberg Professional® Service

Historical Performance of the Indian Rupee



Historical Performance of the Korean Won



Historical Performance of the Taiwanese Dollar



Source: Bloomberg Professional® Service

Hypothetical Historical Performance of the Basket



Source: Bloomberg Professional® Service

UNAVAILABILITY OF A SPOT RATE; MARKET DISRUPTION EVENTS

If the Spot Rate of a Basket Currency is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for that Basket Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from valuing any Basket Currency in the manner provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more of the Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date for a Basket Currency, the Calculation Agent may determine the Spot Rate for that Basket Currency in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and the Maturity Date for up to five scheduled trading days, each of which may adversely affect the return on your securities. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Spot Rate of that Basket Currency in good faith and in a commercially reasonable manner on that date. For the avoidance of doubt, if no market disruption event exists with respect to a Basket Currency on the scheduled Final Valuation Date, the determination of that Basket Currency's Spot Rate will be made on that date, irrespective of the existence of a market disruption event with respect to one or more of the other Basket Currencies occurring on that date.

If the Maturity Date is not a business day, the amounts payable on the securities will be paid on the next following business day and no interest will be paid in respect of such postponement.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Basket Return (including the Final Basket Value). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the cover page of this document, which is expected to be more than three business days following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. We intend to treat the securities as contingent short-term debt instruments for U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the securities as such.

The following summary assumes that the securities will be treated as contingent short-term debt instruments for U.S. federal income tax purposes. You should be aware, however, that the Internal Revenue Service ("IRS") is not bound by our characterization of the securities as contingent short-term debt instruments and the IRS could possibly take a different position as to the proper characterization of the securities for U.S. federal income tax purposes. If the securities are not in fact treated as contingent short-term debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, beneficial ownership, and disposition of the securities could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the securities could differ materially from the timing and character of income, gain, or loss recognized in respect of the securities had the securities in fact been treated as short-term debt instruments for U.S. federal income tax purposes.

You should review the discussion set forth in "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the securities as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments" and the discussion set forth in "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes" in the accompanying prospectus supplement regarding the characterization of any gain or loss realized on the securities.

If you are an initial purchaser of the securities, upon the maturity of your securities you should recognize ordinary income or loss in an amount equal to the difference between the amount you receive with respect to your securities at such time and the amount you paid for your securities. Subject to the discussion in the following paragraph, upon a sale, exchange or other disposition of your securities, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your securities and the amount received by you upon such sale, exchange or other disposition, unless you sell, exchange or dispose of your securities between the Final Valuation Date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

As set forth in "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes" in the accompanying prospectus supplement, in general, part or all of any gain or loss realized on the sale, exchange or other disposition of the securities may constitute foreign currency exchange gain or loss, which will be treated as ordinary income or loss.

In addition, you should review the discussion set forth in "U.S. Federal Income Tax Considerations Relating to Debt Securities—Tax Consequences to U.S. Holders—Foreign Currency Notes" in the accompanying prospectus and consult your own tax advisor concerning the potential application of the Disclosure Regulations with respect to an investment in the securities and to determine your own tax return disclosure obligations, if any, with respect to an investment in the securities, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the securities.

TABLE OF CONTENTS
Free Writing Prospectus

General	FWP-6
Payment at Maturity	FWP-7
Investor Suitability	FWP-8
Risk Factors	FWP-9
Illustrative Examples	FWP-14
Spot Rates	FWP-16
Historical Performance of the Basket Currencies	FWP-16
Unavailability of a Spot Rate; Market Disruption Events	FWP-19
Events of Default and Acceleration	FWP-19
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-19
U.S. Federal Income Tax Considerations	FWP-20

Prospectus Supplement

Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60

HSBC USA Inc.

$ Leveraged Participation Securities Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

September 22, 2014

FREE WRITING PROSPECTUS